FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934



For the month of    March                                              2004
                    ---------------------------------------        -----------


                          Research In Motion Limited
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                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                      Form 40-F      X
                          -------------                    ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                         No  X
                       ---------------              ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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                                DOCUMENT INDEX


Document                                                              Page No.
--------                                                              --------

 1.          News Release dated March 26, 2004 ("RESEARCH IN             4
             MOTION AND GOOD TECHNOLOGY SIGN SETTLEMENT AND
             LICENSE AGREEMENT")

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                                                                    Document 1

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[RIM logo omitted]

                                                                  News Release

                                                                March 26, 2004

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION AND GOOD TECHNOLOGY SIGN
SETTLEMENT AND LICENSE AGREEMENT

Waterloo, ON and Sunnyvale, CA - Research In Motion (RIM) (Nasdaq: RIMM; TSX:
RIM) and Good Technology, Inc. have signed a settlement and license agreement and will consequently dismiss a series of pending lawsuits between the two companies. The companies have entered a royalty-bearing license agreement whereby RIM will receive a lump sum settlement during the first quarter of fiscal 2005 as well as ongoing quarterly royalties. Other terms of the agreement were not disclosed.

                                      ###

Media Contacts:

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Erin Freeley
Good Technology Inc.
(415) 392-8282
erin@outcastpr.com

Investor Contact:

RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Good, Good Technology, the Good logo, GoodLink and GoodInfo are trademarks of Good Technology, Inc. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.



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                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Research In Motion Limited
                                         --------------------------------------
                                                       (Registrant)

Date:    March 26, 2004                  By:  /s/ Angelo Loberto
         -------------------                 ----------------------------------
                                                            (Signature)
                                             Angelo Loberto
                                             Vice President, Finance